Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30, 2005
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$196,162	$361,698	$67,140	$500,952	$804,926	$502,032
Interest expense (a)	86,256	98,321	111,280	147,817	161,990	100,207
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	—	409	(606)	(727)
Amortization of capitalized interest	1,226	1,784	1,804	2,519	4,620	3,970
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	4,144

Earnings	$287,313	$465,825	$185,186	$655,951	$976,658	$609,626

FIXED CHARGES:
Interest expense	$86,256	$98,321	$111,280	$147,817	$161,990	$100,207
Capitalized interest	2,452	4,719	4,976	13,041	36,240	33,945
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,669	4,022	4,962	4,254	5,728	4,144

Fixed Charges	$92,377	$107,062	$121,218	$165,112	$203,958	$138,296

Preferred Stock Dividends
Preferred Dividend Requirements	$8,484	$2,050	$10,117	$22,469	$39,506	$15,322
Ratio of income before provision for taxes to net income (c)	N/A	1.66	1.67	1.61	1.56	1.57

Subtotal – Preferred Dividends	$8,484	$3,411	$16,861	$36,240	$61,629	$24,056
Combined Fixed Charges and Preferred Dividends	$100,861	$110,473	$138,079	$201,352	$265,587	$162,352
Ratio of Earnings to Fixed Charges	3.1	4.4	1.5	4.0	4.8	4.4
Insufficient coverage	$—	$—	$—	$—	$—	$—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.8	4.2	1.3	3.3	3.7	3.8
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.
(b)	Amortization of bond discount is excluded since it is included in interest expense.
(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.